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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                    FORM 11-K

                                   ----------

                                   (MARK ONE)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
    OF 1934 (NO FEE REQUIRED)

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
    OF 1934 (NO FEE REQUIRED)

            FOR THE TRANSITION PERIOD FROM_________ TO _____________


                          COMMISSION FILE NUMBER 1-8514

         A. FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

                            SMITH INTERNATIONAL, INC.
                             401(k) RETIREMENT PLAN

         B. NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

                            SMITH INTERNATIONAL, INC.
                      411 N. SAM HOUSTON PARKWAY, SUITE 600
                              HOUSTON, TEXAS 77060


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The following financial statements and exhibits are filed as a part of this annual report:




                                                                  Sequentially
                                                                    Numbered
                                                                      Page
                                                                  ------------
Index to Financial Statements and Supplementary Information:

   Report of Independent Public Accountants                             3

   Statements of Net Assets Available for Plan Benefits
     at December 31, 2000 and 1999                                      4

   Statement of Changes in Net Assets Available for
     Plan Benefits for the Year Ended December 31, 2000                 5

   Notes to Financial Statements                                        6

   Schedule of Assets (Held at End of Year)                            10

Exhibit:

   23.1 - Consent of Independent Public Accountants                    13

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Administrative Committee of
the Smith International, Inc. 401(k) Retirement Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Smith International, Inc. 401(k) Retirement Plan (the "Plan") as of December 31, 2000 and 1999, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2000. These financial statements and the supplemental schedule referred to below are the responsibility of the Administrative Committee. Our responsibility is to express an opinion on these financial statements and supplemental schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Administrative Committee, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for plan benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2000, is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




ARTHUR ANDERSEN  LLP


Houston, Texas
June 20, 2001

                SMITH INTERNATIONAL, INC. 401(k) RETIREMENT PLAN

              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                        AS OF DECEMBER 31, 2000 AND 1999




                                                       2000            1999
                                                   ------------     ------------
ASSETS:
   Investments, at fair value                      $190,806,049     $173,683,202
   Receivables-
     Company contribution                             7,318,600        3,405,951
     Participant contribution                           338,162          311,034
     Other                                                   --           28,188
                                                   ------------     ------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS             $198,462,811     $177,428,375
                                                   ============     ============


   The accompanying notes are an integral part of these financial statements.

                SMITH INTERNATIONAL, INC. 401(k) RETIREMENT PLAN


         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 2000



NET ASSETS AVAILABLE FOR PLAN BENEFITS AT DECEMBER 31, 1999                $ 177,428,375
                                                                           -------------

ADDITIONS:
   Income (loss)-
     Interest and dividend income                                             10,751,445
     Net appreciation in fair value of Company common stock                   11,291,620
     Net depreciation in fair value of registered investment companies        (5,476,981)
                                                                           -------------

                                        Total income                          16,566,084
                                                                           -------------

   Contributions-
     Company, net of forfeitures                                              12,519,304
     Participant                                                              10,275,737
     Rollover                                                                  1,698,060
                                                                           -------------

                                        Total contributions                   24,493,101
                                                                           -------------

   Transfer from other plan (Note 3)                                           1,319,006
                                                                           -------------

                                        Total additions                       42,378,191
                                                                           -------------

DEDUCTIONS:
   Benefits paid to participants                                              21,206,222
   Administrative expenses                                                       137,533
                                                                           -------------

                                        Total deductions                      21,343,755
                                                                           -------------

NET ADDITIONS TO NET ASSETS AVAILABLE FOR PLAN BENEFITS                       21,034,436
                                                                           -------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS AT DECEMBER 31, 2000                $ 198,462,811
                                                                           =============


    The accompanying notes are an integral part of this financial statement.

                SMITH INTERNATIONAL, INC. 401(k) RETIREMENT PLAN


                          NOTES TO FINANCIAL STATEMENTS



1.  SUMMARY OF SIGNIFICANT
    PLAN PROVISIONS:

The following description of the Smith International, Inc. 401(k) Retirement Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete explanation of the Plan's provisions as the Plan document is controlling at all times.

General and Eligibility

The Plan is a defined contribution plan of Smith International, Inc. ("Smith" or the "Company"). The Plan is operated for the sole benefit of the employees of the Company and their beneficiaries and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Plan is available to all employees of the Company who meet certain eligibility requirements under the Plan. Participation in the Plan may commence upon the later of such eligible employees' commencement date or the date on which such employees attain the age of 18.

Plan Administrator and Trustee

The Company is the plan administrator and sponsor of the Plan as defined under ERISA. The Plan's operations are monitored by an administrative committee (the "Administrative Committee") which is comprised of participants of the Plan. Vanguard Fiduciary Trust Company ("Vanguard Trust" or the "Trustee") is the trustee of all investments held by the Plan.

Contributions

The Plan allows participants to contribute up to 12 percent of their compensation to the Plan on a pretax basis. Prior to July 1, 1983, participants' contributions were taxed prior to being contributed to the Plan. The Company contributes to the account of each participant in the Plan between 2 percent and 6 percent of each participant's compensation based upon the age of the participant (the "Company Retirement Contributions"). The Company will, in addition to the Company Retirement Contributions, make mandatory matching contributions (the "Company Matching Contribution") up to 1.5 percent of the participants' compensation. In addition, discretionary contributions (the "Company Discretionary Contribution") in excess of the 1.5 percent may be made at the discretion of the Company's board of directors to the accounts of participants who are employed by the Company at the end of the Plan year.

For 2000, a Company Discretionary Contribution was made at a rate of 100 percent of participant contributions less Company matching contributions, subject to certain limitations.

Vesting

Participants are fully vested in their contributions and related earnings and vest in Company contributions and related earnings at the rate of 20 percent for each year of service. Upon death, judicial declaration of incompetence, or normal or disability retirement, participants become fully vested in Company contributions and related earnings.

The Plan has certain provisions that provide for service credit for vesting and eligibility purposes for all employees who directly transfer employment between M-I L.L.C., a majority-owned subsidiary of the Company, and Smith.

Compensation

Compensation, as defined in the Plan, includes all cash compensation paid by the Company to participants excluding payments made in connection with termination of employment, any compensation deferred under the Company's management incentive plan, and cost-of-living and any other extraordinary payments made to expatriates.

Investment Options

Participants have the option of investing their contributions and the Company's Retirement, Matching and Discretionary Contributions among one or all of the seven registered investment companies offered by the Vanguard Group of Investment Companies (the "Vanguard Group") and the Company's common stock.

Contributions may be invested in one fund or divided among two or more funds. Participants may transfer some or all of the balances out of any fund into one or any combination of the other funds at any time.

The Dreyfus-Certus Stable Value Fund, held at December 31, 1999, was not available for current investment by participants. During 2000, monies invested in the Dreyfus-Certus Stable Value Fund were transferred to the Vanguard Prime Money Market Fund or into one or more of the available investment options at the direction of the participants.

Administrative Expenses

The Plan is responsible for its administrative expenses. During 2000, administrative expenses were paid from forfeitures of the Plan.

Priorities Upon Plan Termination

The Company intends for the Plan to be permanent; however, in the event of permanent discontinuance of contributions or termination of the Plan, the total balances of all participants shall become fully vested.

Loans

The Plan permits participants to borrow the lesser of $50,000 or 50 percent of their vested account balances in the Plan. These loans bear interest at prime plus 1 percent and are repaid through payroll withholdings over a period not to exceed five years, except for qualifying loans to purchase a primary residence which may be repaid over an extended repayment period.

Withdrawals and Forfeitures

A participant may elect to receive benefit payments through any one of the several methods provided by the Plan upon termination or retirement. Participants can withdraw their contributions made prior to July 1, 1983, in cash without being suspended from making additional contributions to the Plan.

Upon termination of employment with the Company, any unvested Company contributions and related earnings/losses are forfeited if participants do not return to the Company within 60 months of their termination. During 2000, forfeitures of $362,927 and $137,533 were used to reduce the Company's contributions and pay Plan expenses, respectively. Forfeitures available at December 31, 2000 and 1999, totaled $39,254 and $62,567, respectively.

2.  SUMMARY OF SIGNIFICANT
    ACCOUNTING POLICIES:

Basis of Accounting

The accounts of the Plan are maintained on the cash basis of accounting. For financial reporting purposes, however, the financial statements have been prepared on the accrual basis of accounting.

Investment Valuation

Plan investments are stated at fair value, as determined by the Trustee primarily by reference to published market data, except for the common/collective trust. The common/collective trust held at December 31, 1999, was valued by the issuer based upon the market value of the underlying assets of the common/collective trust.

Investment Income

Net depreciation in fair value of registered investment companies and net appreciation in fair value of Company common stock in the statement of changes in net assets available for plan benefits include realized gains or losses on the sale of the investments and unrealized appreciation or depreciation in the fair value of the investments.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Administrative Committee to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets during the reporting period. Actual results could differ from those estimates.

3.  TRANSFER FROM OTHER PLAN:

In connection with the termination of the Wilson Industries, Inc. Pension Plan (the "Wilson Plan"), assets remaining in the Wilson Plan following satisfaction of all benefit liabilities of $1,319,006 were transferred to the Plan during October 2000. Accordingly, the Plan has been amended such that the transferred assets and earnings thereon are to be held in an account to be utilized over a maximum seven-year period to reduce future Company contributions to the Plan. During 2000, $1,010,234 was used to reduce the Company's contributions, and $320,702 was available as of December 31, 2000, for future reductions. These amounts are invested in the Vanguard Money Market Reserves Prime Portfolio Fund.

4.  FEDERAL INCOME TAX STATUS:

The Plan obtained its latest determination letter on March 5, 1996, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code of 1986, as amended (the "Code"). The Plan has been amended since receiving the determination letter. However, the Administrative Committee believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, the Administrative Committee believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

5.  RISKS AND UNCERTAINTIES:

The Plan provides for various investments in registered investment companies and common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term.

6.  PARTY-IN-INTEREST TRANSACTIONS:

The Plan invests in shares of common stock of the Company. As the Company is the Plan's administrator and sponsor, these transactions qualify as party-in-interest transactions. In addition, the Plan invests in shares of registered investment companies managed by the Vanguard Group, an affiliate of Vanguard Trust. As Vanguard Trust is the Trustee of the Plan, these transactions qualify as party-in-interest transactions.

7.  INVESTMENTS:

Individual investments which exceed 5 percent of net assets available for Plan benefits as of December 31, are as follows:



                                                        2000             1999
                                                     -----------     -----------
Smith International, Inc., common stock              $29,370,505     $23,848,041
Vanguard Index 500 Portfolio Fund                     24,075,645      26,603,908
Vanguard Money Market Reserves Prime Portfolio        34,158,670      34,167,857
Vanguard PRIMECAP Fund                                45,600,756      33,949,311
Vanguard Wellington Fund                              25,760,792      24,308,035
Vanguard Windsor Fund                                 12,810,181      12,170,004

8.  SUBSEQUENT EVENTS:

Effective January 1, 2001, the Plan was amended to include a provision under which the Company may, at its discretion, contribute to the accounts of participants employed on the last day of February, an amount equal to the Company discretionary contribution that would have been contributed for the immediately preceding Plan year had the participant's allocation not been limited under the Code.

In connection with the purchase of certain business assets by the Company from Van Leeuwen Pipe and Tube Corporation ("VLPT") on January 31, 2001, the Plan was amended to give past service credit to certain employees formerly employed by VLPT who became employees of the Company as of February 1, 2001. This past service will include the period of such individual's employment with VLPT through January 31, 2001.

Effective May 1, 2001, the Plan was amended and restated to incorporate all prior Plan amendments and to conform with current law changes.

                                                                        SCHEDULE

                SMITH INTERNATIONAL, INC. 401(k) RETIREMENT PLAN

                    SCHEDULE OF ASSETS (HELD AT END OF YEAR)

                             AS OF DECEMBER 31, 2000




       Identity of Issue                         Description of Investment                  Cost     Current Value
       -----------------                         -------------------------                  ----     -------------
Smith International, Inc.*               Smith International, Inc., common stock            (a)      $ 29,370,505
Vanguard Group of
   Investment Companies*                 Vanguard Index 500 Portfolio Fund                  (a)        24,075,645
Vanguard Group of
   Investment Companies*                 Vanguard International Growth Fund                 (a)         5,916,562
Vanguard Group of
   Investment Companies*                 Vanguard Long-Term Corporate Fund                  (a)         3,680,883
Vanguard Group of                        Vanguard Money Market Reserves
   Investment Companies*                   Prime Portfolio                                  (a)        34,158,670
Vanguard Group of
   Investment Companies*                 Vanguard PRIMECAP Fund                             (a)        45,600,756
Vanguard Group of
   Investment Companies*                 Vanguard Wellington Fund                           (a)        25,760,792
Vanguard Group of
   Investment Companies*                 Vanguard Windsor Fund                              (a)        12,810,181
The Plan*                                Participant loans (highest and lowest interest
                                           rates are 11.5% and 7.0%, respectively)          (a)         9,432,055
                                                                                                     ------------

                                        Total investments                                            $190,806,049
                                                                                                     ============



*Indicates a party in interest to the Plan.

(a)Cost omitted for participant-directed investments.

                                   SIGNATURES



The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  June 27, 2001                    SMITH INTERNATIONAL, INC.
                                        401(k) RETIREMENT PLAN


                                        By:   Administrative Committee for
                                              the Smith International, Inc.
                                              Retirement Plan

                                        By:   /s/ Neal S. Sutton
                                              Neal S. Sutton, Member

                                        By:   /s/ Vivian M. Cline
                                              Vivian M. Cline, Member

                                INDEX TO EXHIBIT



EXHIBIT
NUMBER              DESCRIPTION
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23.1                Consent of Independent Public Accountants